Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 21 DATED DECEMBER 6, 2016
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 5 dated April 26, 2016, supplement no. 17 dated October 13, 2016, supplement no. 18 dated November 3, 2016, supplement no. 19 dated November 15, 2016 and supplement no. 20 dated November 18, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of a ground lease in 210 West 31st Street, New York, New York.
Acquisition of 210 West 31st Street
On December 1, 2016, we, through a joint venture (the “210 West 31st Street Joint Venture”) between our indirect wholly owned subsidiary and Onyx 31 Street LLC (the “JV Partner”), acquired a ground lease in 210 West 31st Street, New York, New York (“210 West 31st Street”). The ground lease for 210 West 31st Street expires on January 31, 2114. Neither the JV Partner nor the seller is affiliated with us or our advisor.
We own an 80% equity interest in the 210 West 31st Street Joint Venture. The JV Partner is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture and 210 West 31st Street and its operations, in the manner set forth in the joint venture agreement. Income, losses and distributions are generally allocated based on the members’ respective equity interests, subject to adjustments based on certain performance thresholds set forth in the joint venture agreement. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to the 210 West 31st Street Joint Venture, in proportion to the members’ respective equity interests.
The purchase price of 210 West 31st Street was $48.0 million plus closing costs. The 210 West 31st Street Joint Venture funded the acquisition of 210 West 31st Street with capital contributions from its members and with proceeds from the 210 West 31st Street Mortgage Loan (described below). We funded our contribution to the joint venture with proceeds from this offering.
210 West 31st Street is located in New York, New York and consists of an 8,637 square foot development site located directly across the street from Madison Square Garden and Penn Station. 210 West 31st Street is currently a 23,110 square foot, 2-story building with basement. We intend to make significant renovations or improvements to 210 West 31st Street, including demolishing the existing structure and redeveloping the property into a 2-story retail building with a lower level and a rooftop deck and currently estimate these renovation and improvements to cost approximately $14.2 million. We expect to utilize debt financing and proceeds from this offering for these renovations.
Related Financing of 210 West 31st Street
On December 1, 2016, in connection with the acquisition of 210 West 31st Street, the 210 West 31st Street Joint Venture entered into a building loan agreement and an acquisition and project loan agreement with PacificCal PC Core Lender, LLC (the “Lender”), an unaffiliated lender, for aggregate borrowings of $47.1 million, each secured by 210 West 31st Street (together, the “210 West 31st Street Mortgage Loan”). At closing, $32.6 million of the loan was funded and the remaining $14.5 million was available for future disbursements to be used for capital improvement costs, tenant improvement costs, leasing commissions and operating/interest shortfall, subject to certain terms and conditions contained in the loan documents.
The 210 West 31st Street Mortgage Loan matures on December 1, 2019, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. The 210 West 31st Street Mortgage Loan bears interest at a floating rate of 550 basis points over one-month LIBOR. The 210 West 31st Street Joint Venture entered into an interest rate cap that effectively limits one-month LIBOR on the full loan amount at 3.00% effective December 1, 2016 through December 1, 2019. Monthly payments are interest only with the entire unpaid principal balance and all outstanding interest and fees due at maturity. The 210 West 31st Street Joint Venture has the right to prepay the loan in whole subject to, in certain circumstances, a prepayment fee, and other terms and conditions as described in the loan documents.

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